09042566



RA 10/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- ~~24613~~ |

8-24613

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Five X Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10467 White Granite Drive
(No. and Street)

Oakton (City) VA (State) 22124 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Corey J. Gibson (703) 279-1303
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, PA
(Name – *if individual, state last, first, middle name*)

919 West State Road 436 (Address) Altamonte Springs (City) FL (State) 32714 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 10/30

# OATH OR AFFIRMATION

I, Corey J. Gibson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Five X Securities, LLC, as of June 30, 20 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me, in my presence, this 29th day of September 20 09, a Notary Public in and for the State of Virginia

Ibrahim H. Ammar

Notary Public

My commission expires 6/30/ 20 11

Signature

FINOP

Title

IBRAHIM AMMAR NOTARY PUBLIC #7066494 MY COMMISSION EXPIRES 06/30/2011 COMMONWEALTH OF VIRGINIA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FIVE X SECURITIES, LLC**
**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED JUNE 30, 2009**

## TABLE OF CONTENTS

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

*CERTIFIED PUBLIC ACCOUNTANTS*

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

**Report of Independent Certified Public Accountants**

Member
Five X Securities, LLC

We have audited the accompanying statement of financial condition of Five X Securities, LLC as of June 30, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Five X Securities, LLC as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A.

September 17, 2009

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

**FIVE X SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**JUNE 30, 2009**

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 41,493 |
| Prepaid expenses | 10,971 |
| | $ 52,464 |
| **Liabilities and Member's equity** | |
| Liabilities: | |
| Accounts payable and accrued expenses | $ 21,044 |
| Total liabilities | 21,044 |
| Member's equity: | 31,420 |
| | $ 52,464 |

*The accompanying notes are an integral part of these financial statements.*

**FIVE X SECURITIES, LLC**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED JUNE 30, 2009**

| | |
|---|---|
| **Revenues** | $ 24,500 |
| **Expenses:** | |
| Professional fees | 150,289 |
| Compensation and benefits | 41,270 |
| Licenses, fees and permits | 81,450 |
| Other operating costs | 18,901 |
| Total expenses | 291,910 |
| **Net loss** | $ (267,410) |

*The accompanying notes are an integral part of these financial statements.*

**FIVE X SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED JUNE 30, 2009**

| | Member's Equity |
|---|---|
| **Balance at July 1, 2008** | $ - |
| Contributed capital | 298,830 |
| Net loss | (267,410) |
| **Balance at June 30, 2009** | $ 31,420 |

*The accompanying notes are an integral part of these financial statements.*

**FIVE X SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED JUNE 30, 2009**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net loss | $ (267,410) |
| Adjustments to reconcile net income to net cash used in operating activities | |
| Increase or decrease in assets and liabilities: | |
| Increase in prepaid expenses | (10,971) |
| Increase in accounts payable and accrued expenses | 21,044 |
| Total cash used in operating activities | (257,337) |
| **Cash flows from financing activities:** | |
| Capital contributions | 298,830 |
| Total cash used in financing activities | 298,830 |
| **Net increase in cash** | 41,493 |
| Cash and cash equivalents at beginning of year | - |
| **Cash and cash equivalents at end of year** | $ 41,493 |
| **Supplemental disclosure of cash flow information:** | |
| Cash paid during the year for interest | $ - |
| Cash paid during the year for income taxes | $ - |

*The accompanying notes are an integral part of these financial statements.*

## 1. NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of business** – Five X Securities, LLC (the "Company") is a broker-dealer that provides institutional real estate offerings to individual investors both directly and through professional financial and investment advisors. The Company is registered with the Securities and Exchange Commission under the Securities Act of 1934 as a broker-dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As of June 30, 2009, the Company had no customers and had not retained a clearing broker.

**Computation of Customer Reserve** – The Company is exempt from customer reserve requirements and providing information relating to the possession and control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Commission Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(ii).

**Cash and cash equivalents** – Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

**Income taxes** – The Company, with the consent of its member, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

**Liabilities subordinated to claims of general creditors** – There are no borrowings under subordination agreements as of June 30, 2009.

**Fair value of financial instruments** – All of the Company's financial assets and liabilities are carried at fair market value or at amounts, which, because of their short-term nature, approximate current fair value.

**Use of estimates** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

## 2. ACQUISITION OF COMPANY

On July 22, 2008 CD5X Capital, LLC, ("CD5X") purchased the stock of CS Capital Strategies Financial Group, Inc. ("CS"), a broker-dealer in Orlando, Florida for $70,000. CS was a corporation formed in Florida in 1980. CS had no assets at the time of purchase other than being registered with the SEC and FINRA as a broker-dealer. To continue the registration and right to operate as a broker-dealer $5,000 was left in CS in order to meet net capital requirements and the previous ownership of CS continued to operate CS and file Focus Reports with the SEC and FINRA. Commencing in August 2008, the new ownership group sought approval for registration with FINRA. As part of its registration, CD5X agreed to fund the costs of formation and ongoing operations of the Company through capital contributions should it be required. During October 2008, the name of CS was changed to Five X Securities, Inc. ("Inc."), a Florida corporation. In December 2008, FINRA granted approval of the ownership change and the right to membership as a broker-dealer. Five X Securities, LLC, a Virginia limited liability company, merged with Inc. on January 26, 2009. CD5X is the sole member of the Company.

## 3. RELATED PARTY TRANSACTIONS

The Company shares office space and administrative activities with companies affiliated with the members of CD5X. The Company reimbursed one affiliate approximately $208,000, for the cost of operations and organizational expenses advanced by the affiliate during March 2009. Included in the $208,000 was the $70,000 utilized by CD5X to purchase CS, which was expensed as a license fee.

## 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) capital requirements for broker-dealers, which requires a minimum of $5,000 or 6 2/3% of its aggregate indebtedness ($1,404 at June 30, 2009), whichever is greater. Therefore, the Company was required to maintain a minimum net capital of $5,000 at June 30, 2009. At June 30, 2009, the Company had net capital of $20,449 and an excess of net capital of $15,449 (net capital minus minimum net capital).

The aggregate indebtedness to net capital percentage was 103% vs. an allowable percentage of not greater than 1500% at June 30, 2009. See Page 8 for a reconciliation of net capital as audited to the unaudited Focus Report filed for June 30, 2009.

**FIVE X SECURITIES, LLC**
**COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF JUNE 30, 2009**

| | |
|---|---|
| **Computation of basic net capital requirements:** | |
| Total member's equity qualified for net capital | $ 31,420 |
| Total non-allowable assets | (10,971) |
| Haircuts | - |
| **Net capital** | 20,449 |
| Minimum net capital requirements: | |
| 6 2/3% of total aggregate indebtedness ($1,404)<br>Minimum dollar net capital requirement for this broker-dealer ($5,000) | |
| Net capital requirement (greater of above two requirements) | 5,000 |
| Net capital in excess of required minimum | $ 15,449 |
| Excess net capital at 1000% | $ 18,404 |
| **Reconciliation:** | |
| Net capital, per pages 10-11 of the June 30, 2009, unaudited Focus Report, as filed | $ 21,483 |
| Audit adjustments:<br>CRD deposit reclassified as a prepaid expense | (1,034) |
| Net capital, per June 30, 2009, audited report, as filed. | $ 20,449 |

*The accompanying report and notes are an integral part of these financial statements.*

**FIVE X SECURITIES, LLC**
**COMPUTATION AND RECONCILIATION AGGREGATE INDEBTEDNESS UNDER RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION**
**AS OF JUNE 30, 2009**

| | |
|---|---|
| **Aggregate indebtedness:** | |
| Accounts payable and accrued expenses | $ 21,044 |
| **Percentage of aggregate indebtedness to net capital** | 103% |

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

*CERTIFIED PUBLIC ACCOUNTANTS*

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

**REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3**

Member
Five X Securities, LLC

In planning and performing our audit of the financial statements of Five X Securities, LLC (the "Company") for the year ended June 30, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

919 WEST STATE ROAD 436 ► SUITE 300 ► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

September 17, 2009